Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP REINFORCES EQUITY IN ITS
INSURANCE SUBSIDIARIES

Espírito Santo Financial Group SA (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced that the capital of its non-life insurance subsidiary, Companhia de Seguros Tranquilidade (“Tranquilidade”) has been increased, and that a final payment has been realized in connection with the capital increase of its life assurance subsidiary Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”). In addition, Tranquilidade Vida has issued subordinated debt, placed with institutional investors in the Portuguese market. These transactions, which took place in December 2002, were designed to reinforce the equity base of Tranquilidade and Tranquilidade Vida and improve their solvency ratios, which had been affected by the effects of the decline in the prices in the Portuguese equity market.

The capital of Tranquilidade was increased from 95 million Euros to 135 million Euros, through funds contributed by Partran, the 66.7 per cent controlled subsidiary of ESFG.

In the case of Tranquilidade Vida, a capital increase of 250 million Euros had already been underwritten in 2001, by BESPAR, the 66.5 per cent subsidiary of ESFG ; this increase was to be paid in over a period of five years. Following an initial payment of 150 million Euros in 2001, a second and last payment occurred in December 2002, in the amount of 100 million Euros, originating from Bespar.

Finally, Tranquilidade Vida issued two series of subordinated debt in the aggregate amount of 90 million Euros. One issue, in the amount of 45 million Euros, has a twenty year maturity, whilst the other, in a similar amount, has an indeterminate maturity date and a call option at the tenth year. These transactions were underwritten and privately placed by Banco Espírito Santo with institution al investors in the Portuguese market.

13th January 2002